April 27, 2011

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	John Reynolds
Assistant Director

Re:	Rock-Tenn Company

Amendment No. 2 to Registration Statement on Form S-4

Filed April 19, 2011

File No. 333-172432

Dear Mr. Reynolds:

Our client, Rock-Tenn Company (the “Company”), is filing concurrently with this correspondence, an Amendment No. 3 to its Registration Statement on Form S-4 (File No. 333-172432) (the “Registration Statement”). This amendment is being filed to incorporate responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission in respect of the above referenced Registration Statement pursuant to the Staff’s comment letter, dated April 22, 2011. The responses included in the Registration Statement are consistent with those included with the Company’s correspondence to the Staff, dated April 25, 2011. In addition, the filing includes responses to the Staff’s comment communicated to the Company via teleconference regarding the tax disclosure included in the Registration Statement and the related Item 8.1 legal opinions (which are reflected on page 97 of the Registration Statement and in the related Item 8.1 legal opinions filed as Exhibits thereto).

Concurrent with this filing, we are including a request for the Staff to accelerate the effectiveness of the Registration Statement. We appreciate your prompt response to this letter and our acceleration request. Should you have any questions or comments regarding the filing or the responses, please do not hesitate to contact me at (212) 556-2240.

Sincerely,

/s/ E. William Bates, II

cc:	Angela Halac - U.S. Securities and Exchange Commission

Jamie Kessel - U.S. Securities and Exchange Commission

James Lopez - U.S. Securities and Exchange Commission

Shehzad Nazi - U.S. Securities and Exchange Commission

Robert B. McIntosh - Rock-Tenn Company

C. Spencer Johnson, III - King & Spalding

James Cole, Jr. - Wachtell, Lipton, Rosen & Katz

Angola Russell - Wachtell, Lipton, Rosen & Katz